Exhibit 99.1

AETERNA zentaris to present at the April 2020 virtual investor summit

– Presentation with live audio webcast on Thursday, April 23 at 10:00 AM ET, immediately followed by an interactive Q&A session –

CHARLESTON, S.C., Apr. 15, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna Zentaris” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that Dr. Klaus Paulini, Chief Executive Officer of Aeterna Zentaris will present at the April 2020 Virtual Investor Summit on Thursday, April 23, 2020 at 10:00 AM ET.

A live audio webcast of the presentation will be available on the Events and Presentations page of the Investors section of the Company’s website (www.zentaris.com). Immediately following the presentation, management will participate in an interactive Q&A session with interested parties, allowing participants to type in questions and receive live responses. A webcast replay will be available two hours following the live presentation and will be accessible for one year.

To schedule a one-on-one call with management, please contact the conference at info@virtualinvestorsummit.com and for more information, please visit virtualinvestorsummit.com.

About Virtual Investor Summit

The Virtual Investor Summit is an online platform that offers both public and private companies, across multiple industries the ability to stay active and engaged with the investment community. Our inaugural summit on April 22-23, 2020 will feature company webcast presentations followed by a virtual, interactive Q&A session, allowing participants to type in questions and receive live responses. Interested participants also have the ability to request one-on-one calls with a featured company. For more information, please visit virtualinvestorsummit.com.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, competitive position, possible or assumed future results of operations, business strategies, potential growth opportunities and other statement that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com